Exhibit 99.5

Goldman Sachs International | Plumtree Court | 25 Shoe Lane | London EC4A 4AU

Tel: 020-7774-1000 | Telex: 887902 | Cable: GOLDSACHS LONDON

Registered in England No. 2263951 | Registered Office As Above

Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority

Opening Transaction 5 April 2024 (as amended and restated with effect from 31 July 2024) GS Reference No. to be advised Customer Account No. 066490160 Criteria Caixa, S.A.U.

Dear Sir/ Madam, Share Purchase Transaction on Telefonica, S.A
The purpose of this communication (this “Confirmation”) is to set forth the specific terms and conditions of the above-referenced transaction entered into on the Trade Date specified below (the “Transaction”) between Goldman Sachs International (“GS”) and Criteria Caixa, S.A.U. (“Counterparty”), as amended and restated with effect from 31 July 2024 (the “Second Amendment Date”). This communication, together with the Transaction Supplement (as defined in the "General Terms" set out below) and the Annexes to this Confirmation, constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified below.

This Confirmation is subject to, and incorporates, the definitions and provisions of the 2006 ISDA Definitions (the “2006 Definitions”) and the definitions and provisions of the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”), in each case as published by the International Swaps and Derivatives Association, Inc. In the event of inconsistency between the 2006 Definitions and the Equity Definitions, the Equity Definitions will govern.

This Confirmation constitutes a “Confirmation” as referred to in, and supplements, forms part of and is subject to, the ISDA Master Agreement dated 16 December 2016, as amended and supplemented from time to time (the “Master Agreement”), together with the Credit Support Annex thereof, as amended and supplemented from time to time (the “CSA” and the CSA together with the Master Agreement, the “Agreement”) between Counterparty and GS. All provisions contained in or incorporated by reference in the Agreement shall govern this Confirmation except as expressly modified below.

In the event of any inconsistency between this Confirmation and the Equity Definitions or the Agreement, as the case may be, this Confirmation will govern.

The Equity Definitions shall apply to this Transaction as if this Transaction was a Share Option Transaction. The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms
Trade Date:	5 April 2024
Effective Date:	means the date that is one Exchange Business Day after the Trade Date
First Amendment Date:	27 June 2024
Shares:	Ordinary Shares in the Issuer (ISIN: ES0178430E18)
Issuer:	Telefónica, S.A
Exchange(s):	The Electronic Trading Interconnection System of the Spanish Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia (Sistema de Interconexión Bursátil Español – Mercado Continuo)
Related Exchange(s):	All Exchanges

Termination Date:

Any Scheduled Trading Day as determined by GS and notified by GS to Counterparty, provided that such date shall fall no later than the Maximum Maturity Date and no earlier than the Minimum Maturity Date (for the avoidance of doubt, subject to adjustments, including in accordance with the provisions under “Consequences of Disrupted Days” below).

A notice identifying the Termination Date must be given by GS to Counterparty no later than one (1) Scheduled Trading Day after such Termination Date.

Transaction Schedule	The schedule of terms attached as Annex 1 to this Confirmation
Transaction Supplement:	Means a supplement, substantially in the form set out in Annex 2 hereto, that is provided by GS to Counterparty on the Trade Date (as may be amended or supplemented by agreement from time to time). Notwithstanding the terms of the Agreement, such supplement: shall be provided by GS to Counterparty by email to amartinez@criteria.com, afeijoo@criteria.com and jmateu@criteria.com; shall be effective when sent; and may be sent at anytime on the Trade Date to be effective on such date.
Maximum Maturity Date:	As specified in the Transaction Schedule
Minimum Maturity Date	As specified in the Transaction Schedule
Exclusion from CSA:	Notwithstanding anything to the contrary in the CSA, this Transaction shall be excluded from the calculation of “Exposure” under the CSA.
First Share Sale and Purchase
First Sale and Purchase:	On the First Share Purchase Date, GS shall sell and Counterparty shall purchase a number of Shares equal to the Original Sold Shares at the First Share Sale Price per Share for settlement on a delivery versus payment basis on the First Share Purchase Settlement Date.
Original Sold Shares:	91,500,000 Shares
First Share Sale Price:	As specified in the Transaction Supplement
First Share Purchase Date:	Trade Date
First Share Purchase Settlement Date:	9 April 2024 (it being that date that is one Settlement Cycle after the First Share Purchase Date).
Tax:	The Counterparty acknowledges and agrees that Spanish financial transaction tax payable on any purchase of the Original Sold Shares pursuant to the First Sale and Purchase provisions (i) shall be borne by the Counterparty and (ii) the Counterparty will pay to GS on demand the amount of any such Spanish financial transaction tax payable or that will become payable by GS in connection with such purchase.
Second Share Sale and Purchase
Second Sale and Purchase:	On the Second Share Purchase Date, GS shall sell and Counterparty shall purchase a number of Shares equal to the Additional Sold Shares at the Second Share Sale Price per Share for settlement on a delivery versus payment basis on the Second Share Purchase Settlement Date.
Additional Sold Shares:	278,773,567 Shares
Second Share Sale Price:	As specified in the Transaction Supplement

Second Share Purchase Date:	First Amendment Date
Second Share Purchase Settlement Date:	1 July 2024 (it being that date that is one Settlement Cycle after the Second Share Purchase Date).
Tax:	The Counterparty acknowledges and agrees that Spanish financial transaction tax payable on any purchase of the Additional Sold Shares pursuant to the Second Sale and Purchase provisions (i) shall be borne by the Counterparty and (ii) the Counterparty will pay to GS on demand the amount of any such Spanish financial transaction tax payable or that will become payable by GS in connection with such purchase.
Settlement Terms
Settlement Currency:	EUR
Cash Settlement:

On the Cash Settlement Payment Date, if the Cash Settlement Amount is:

(a)         a positive number, Counterparty shall pay an amount equal to the Cash Settlement Amount to GS; or

(b)         a negative number, GS shall pay an amount equal to the absolute value of the Cash Settlement Amount to Counterparty.

Cash Settlement Amount:	An amount in EUR determined by the Calculation Agent that is equal to the product of: (a) the Number of Shares; and (b) the Price Differential.
Cash Settlement Payment Date:	The date falling two Currency Business Days after GS has notified Counterparty of the Valuation Date and the Cash Settlement Amount.
Number of Shares:	370,273,567 Shares, being the sum of Original Sold Shares and the Additional Sold Shares.
Price Differential:	The Final Price minus the Initial Price.
Initial Price:	An amount in EUR equal to ((Original Sold Shares × Original Reference Price) + (Additional Sold Shares × Second Share Sale Price)) / Number of Shares, subject to adjustment in accordance with the Dividends provisions from the First Amendment Date.
Final Price:	An amount in EUR, determined by the Calculation Agent, equal to the Adjusted Benchmark Price.
Original Reference Price	As specified in the Transaction Supplement
Benchmark Price:	An amount (expressed in EUR) per Share, as determined by the Calculation Agent on the Valuation Date, equal to the product of (a) Benchmark Price Percentage and (b) the arithmetic mean of the Daily VWAP on each Averaging Date during the Reference Period.
Benchmark Price Percentage:	As specified in the Transaction Supplement

Adjusted Benchmark Price

(a)      If the Benchmark Price is greater than the Benchmark Floor Price, but less than the Benchmark Cap Price, the Benchmark Price;

(b)      if the Benchmark Price is equal to or greater than the Benchmark Cap Price, the Benchmark Cap Price; and

(c)      if the Benchmark Price is equal to or less than the Benchmark Floor Price, the Benchmark Floor Price.

Benchmark Cap Price:	As specified in the Transaction Supplement
Benchmark Floor Price:	As specified in the Transaction Supplement
Daily VWAP:

In respect of any Exchange Business Day, the volume weighted average price per Share as determined by the Calculation Agent for such day within the regular trading session of the Exchange on such day with reference only to continuous trading, and by reference to Bloomberg page "TEF SM Equity VWAP" (selecting Continuous Trade in the dropdown list of the Calculation field), or any successor thereto.

If such price is not so reported on such Exchange Business Day for any reason or is, in the Calculation Agent’s reasonable discretion, erroneous, the Daily VWAP for such day will be as reasonably determined by the Calculation Agent (acting in good faith).

The Daily VWAP may be adjusted in respect of a Dividend Adjustment Event in accordance with the Dividends provisions below.

Valuation Date:	Termination Date
Averaging Dates:	Each Exchange Business Day during the Reference Period
Reference Period:	The period beginning on (and including) the Effective Date to (and including) the Valuation Date.
Consequences of Disrupted Days:

Section 6.6 (Consequences of Disrupted Days) and Section 6.7(c) (Averaging Date Disruption) of the Equity Definitions shall not apply.

Notwithstanding any other provision of this Confirmation, if the Trade Date or any Averaging Date is a Disrupted Day, the Calculation Agent may make such adjustment to the terms of the Transaction as the Calculation Agent determines appropriate to account for the economic effect of the relevant Market Disruption Event or Exchange closure, including (but not limited to): (a) excluding the Daily VWAP for such day (if any) from the determination of the Benchmark Price; (b) applying a weighting factor of less than one (but greater than zero) to, or any other adjustment to the calculation of, any Daily VWAP for such day; or (c) an adjustment to the Number of Shares, the Termination Date, the Maximum Maturity Date or the Cash Settlement Payment Date.

For such purposes:

(i)       the first sentence of Section 6.3(a) of the Equity Definitions shall be deleted and replaced in its entirety with the words:

““Market Disruption Event” means in respect of a Share, the occurrence or existence at any time, on any day, of a Trading Disruption, an Exchange Disruption, an Early Closure, or a Regulatory Disruption.”; and

(ii)      Section 6.3(d) of the Equity Definitions shall be amended by the deletion of the remainder of the sentence in its entirety which follows the words, “prior to its Scheduled Closing Time”.

Regulatory Disruption:	Any event that GS, in its discretion, determines makes it appropriate with regard to any legal, regulatory or self-regulatory requirements or related policies and procedures (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by GS or its Affiliates so long as any such policies or procedures are related to legal, regulatory or self-regulatory issues and are generally applicable in similar situations and applied in a non-discriminatory manner), for GS to refrain from or decrease any market activity in connection with the Transaction. Whenever a Regulatory Disruption occurs, GS shall notify Counterparty of such occurrence and, to the extent reasonably discernible by GS, its anticipated duration as soon as reasonably practicable under the circumstances; provided that GS shall not be required to communicate to Counterparty the reason for GS’s exercise of its rights pursuant to this provision if GS reasonably determines in good faith that disclosing such reason may result in a violation of any legal, regulatory, or self-regulatory requirements or related policies and procedures (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by GS).

Dividends

For the purposes of the following dividend provisions, any dividend declared by the Issuer to be payable solely in cash shall be considered to be an ordinary cash dividend (each an “Ordinary Cash Dividend”).

All dividends other than Ordinary Cash Dividends shall be considered “Extraordinary Dividends” for the purposes of Section 11.2 of the Equity Definitions.

Dividend Adjustment Event:

The following event (a “Dividend Adjustment Event”) shall constitute an additional Potential Adjustment Event for the purposes of Section 11.2(e) of the Equity Definitions, for which purpose such additional Potential Adjustment Event shall be deemed to have occurred on the relevant Ex-dividend Date:

In relation to any Relevant Dividend Period, the declaration by the Issuer of an Ordinary Cash Dividend in respect of the Shares with an Ex-dividend Date that occurs during such Relevant Dividend Period.

Ex-dividend Date:	In relation to any Ordinary Cash Dividend declared in respect of the Shares, the date upon which the Shares have commenced trading ex dividend on the Exchange in relation to that Ordinary Cash Dividend.
Ordinary Cash Dividend Amount:	In respect of an Ordinary Cash Dividend, 100% of the gross cash dividend per Share declared by the Issuer.
Relevant Dividend Period:	From, but excluding, the Trade Date to, and including, the Valuation Date.
Relevant Price Adjustment:

If a Dividend Adjustment Event has occurred, the Calculation Agent shall adjust the Daily VWAP for each Exchange Business Day that occurred prior to the Ex-dividend Date that relates to such Dividend Adjustment Event, Benchmark Cap Price, Benchmark Floor Price and the Initial Price (each, a “Relevant Price”) in accordance with the following formula:

adjusted Relevant Price = Relevant Price immediately prior to adjustment - r where:

r = the Ordinary Cash Dividend Amount

Following any adjustment made pursuant to this paragraph, GS shall notify Counterparty of each revised Relevant Price, adjusted as a consequence of the relevant Dividend Adjustment Event. Any failure or delay by GS in the delivery of such notice shall not affect the related changes made pursuant to this paragraph and such failure or delay shall not give rise to an Event of Default or Potential Event of Default under the Agreement.

For the avoidance of doubt this paragraph does not affect the Calculation Agent’s right to adjust the Transaction pursuant to any other Potential Adjustment Event as described in Section 11.2(e) of the Equity Definitions. Further, the parties acknowledge that Potential Adjustment Events include, but are not limited to, Extraordinary Dividends, a dividend of Shares and the redistribution of capital.

For the avoidance of doubt and notwithstanding anything in “Relevant Dividend Period” above, no Relevant Price Adjustment shall be made after the Valuation Date.

Share Adjustments:
Method of Adjustment:

Calculation Agent Adjustment

For the purposes of Section 11.2(c) of the Equity Definitions, the words "provided that no adjustments will" in the final paragraph thereof will be replaced with the words "it being understood that adjustments may".

Extraordinary Events:
Consequences of Merger Events:
Share-for-Share: Share-for-Other: Share-for-Combined:	Modified Calculation Agent Adjustment Modified Calculation Agent Adjustment Modified Calculation Agent Adjustment
Tender Offer:	Applicable
Consequences of Tender Offers:
Share-for-Share: Share-for-Other: Share-for-Combined:	Modified Calculation Agent Adjustment Modified Calculation Agent Adjustment Modified Calculation Agent Adjustment
Consequences of Announcement Event:	On or after the relevant date of such Announcement Event, the Issuer and the Shares will not change, but the Calculation Agent shall either (i)(A) make such adjustment to the exercise, settlement, payment or any other terms of the Transaction (including without limitation any spread) as the Calculation Agent determines appropriate to account for the economic effect on the Transaction and any Hedge Positions in respect of the Transaction of such Announcement Event (including adjustments to account for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or to the Transaction or for any economic effect arising from a market reaction to an anticipated Announcement Event which occurs prior to the Announcement Event), which may, but need not, be determined by reference to the adjustment(s) made in respect of such Announcement Event by an options exchange to options on the relevant Shares traded on such options exchange and (B) determine the effective date of that adjustment, or (ii) if the Calculation Agent determines that no adjustment that it could make under (i) will produce a commercially reasonable result, notify the parties that the relevant consequence shall be the termination of the Transaction, in which case "Cancellation and Payment" will be deemed to apply and any payment to be made by one party to the other shall be calculated in accordance with Section 12.8;

Announcement Event:	(i) The public announcement by any entity of the completion of any Merger Event or Tender Offer, (ii) the public announcement by Issuer of the intention to enter into a Merger Event or Tender Offer or any transaction or event that, if completed, would constitute a Merger Event or Tender Offer, (iii) the public announcement by any entity other than Issuer of the intention to enter into a Merger Event or Tender Offer or any transaction or event that, if completed, would constitute a Merger Event or Tender Offer, in each case, that has a material economic effect on the market price of the Shares or options on the Shares (as determined by the Calculation Agent), (iv) the public announcement by Issuer, any of its Consolidated Entities (as defined below) or any of their respective agents of any acquisition or disposition where, if completed, the aggregate consideration exceeds 25% of the market capitalization of Issuer as of the date of such announcement (a “Transformative Transaction”), (v) the public announcement by Issuer, any of its Consolidated Entities or any of their respective agents of an intention of Issuer, as verified by publicly available information, to solicit or enter into, or to explore strategic alternatives or other similar undertaking that may include, a Merger Event, Tender Offer or Transformative Transaction or (vi) any subsequent public announcement of a material change to a transaction or intention that is the subject of an announcement of the type described in clause (i), (ii), (iii), (iv) or (v) of this sentence (including, without limitation, a new announcement, whether or not by the same party, relating to such a transaction or intention or the announcement of a withdrawal from, or the abandonment or discontinuation of, such a transaction or intention) (in each case, (A) whether such announcement is made by Issuer or a third party and (B) if by a third party (1) in connection with a proposed or contemplated transaction, relates to a transaction that is reasonably likely to be completed, determined as described in clause (iii) or (2) in connection with a withdrawal, abandonment or discontinuation of a transaction, relates to a transaction that, prior to such withdrawal, abandonment or discontinuation, was reasonably likely to be completed, as so determined); provided that, for the avoidance of doubt, the occurrence of an Announcement Event with respect to any transaction or intention shall not preclude the occurrence of a later Announcement Event with respect to such transaction or intention. “Consolidated Entity” means at any date any entity whose financial statements are consolidated in the Issuer’s consolidated financial statements.
Announcement Date:	The definition of “Announcement Date” in Section 12.1 of the Equity Definitions is hereby amended by (i) replacing the words “a firm” with the word “any” in the second and fourth lines thereof, (ii) replacing the word “leads to the” with the words “, if completed, would lead to a” in the third and the fifth lines thereof, (iii) replacing the words “voting shares” with the word “Shares” in the fifth line thereof, and (iv) inserting the words “by any entity” after the word “announcement” in the second and the fourth lines thereof.
Composition of Combined Consideration:	Not Applicable; provided that notwithstanding Section 12.5(b) of the Equity Definitions, to the extent that the composition of the consideration for the relevant Shares pursuant to a Tender Offer or Merger Event could be determined by a holder of the Shares, the Calculation Agent will determine such composition.
Nationalisation, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination)
Additional Disruption Events:
Change in Law:	Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by replacing the word “Shares” with “Hedge Positions”
Failure to Deliver:	Not Applicable.
Insolvency Filing:	Applicable
Hedging Disruption:	Applicable

Increased Cost of Hedging:	Applicable; provided that Section 12.9(a)(vi) of the Equity Definitions is replaced with the following: “‘Increased Cost of Hedging’ means that the Hedging Party would incur a materially increased (as compared with circumstances existing on the Trade Date) amount of tax, duty, expense or fee (other than brokerage commissions) to (A) acquire, establish, re-establish, substitute, maintain unwind or dispose of any Hedge Positions, or (B) realize, recover or remit the proceeds of any such Hedge Positions; provided that any such materially increased amount that is incurred solely due to the deterioration of the creditworthiness of the Hedging Party shall not be deemed an Increased Cost of Hedging.”
Loss of Stock Borrow:	Applicable
Maximum Stock Loan Rate:	As specified in the Transaction Schedule
Increased Cost of Stock Borrow:	Applicable
Initial Stock Loan Rate:	As specified in the Transaction Schedule
Hedging Party:	GS
Determining Party:	GS
Additional Representations, Agreements and Acknowledgements:
Non-Reliance:	Applicable
Agreements and Acknowledgements regarding Hedging Activities:	Applicable
Additional Acknowledgements:	Applicable
GS Payment Instructions:	To be advised separately in writing
Counterparty Payment Instructions:	To be advised separately in writing
Counterparty Delivery Instructions:	To be advised separately in writing
Calculation Agent:	GS

ADDITIONAL REPRESENTATIONS AND COVENANTS

Additional Counterparty Representations:

For the purposes of Section 3 of the Agreement, Counterparty represents and warrants and, where applicable, undertakes to GS on the Trade Date, the First Amendment Date and the Second Amendment Date (and in respect of (a), (b) and (g) below, on a continuing basis) that:

(a)	All consents, orders, approvals, and other authorisations, whether governmental, corporate or other, necessary for the Transaction and this Confirmation (the “Transaction Documents" and together with the Transaction, the “Relevant Transaction”) have been obtained or made and are in full force and effect and all disclosures required by applicable law or regulation to be made in connection with the Transaction Documents, including, without limitation, the Shares, have been made;

(b)	Counterparty’s entry into and performance of its obligations under the Relevant Transaction does not conflict with, result in a breach or violation of, or constitute a default under: (A) any agreement or instrument to which Counterparty is a party or by which Counterparty or any of its properties or assets is bound; or (B) any statute, rule or regulation applicable to, or any order of any court or governmental agency with jurisdiction over Counterparty or Counterparty’s assets or properties;

(c)	Counterparty is acting for its own account, and has made its own independent decision to enter into the Relevant Transaction and as to whether the Relevant Transaction is appropriate or proper based upon Counterparty’s own judgment and upon advice from such legal, tax or other advisors as Counterparty has deemed necessary. Counterparty is not relying on any communication (written or oral) from Goldman Sachs International or any Affiliate ("Goldman Sachs") as tax, accounting or legal advice or as a recommendation to enter into the Relevant Transaction; it being understood that information and explanations related to the terms and conditions of the Relevant Transaction will not be considered to be tax, legal or accounting advice or a recommendation to enter into the Relevant Transaction. No communication (written or oral) received from Goldman Sachs will be deemed to be an assurance or guarantee as to the expected results of the Relevant Transaction.

(d)	Counterparty is capable of assessing the merits of and understanding the consequences of the Relevant Transaction (on Counterparty’s own behalf or through independent professional advice and has taken independent legal advice in connection with the Relevant Transaction), and understands and accepts, the terms, conditions and risks of the Relevant Transaction. In particular, but without limitation, Counterparty has understood, evaluated and is willing to accept:

(i)	the legal requirements pertaining to the Relevant Transaction;

(ii)	the tax treatment of the Relevant Transaction; and

(iii)	the accounting treatment of the Relevant Transaction;

(e)	Neither Counterparty nor anyone acting on Counterparty’s behalf has engaged in any behaviour which is designed to cause, has caused, or might reasonably be expected to cause, manipulation of the price of any security of the Issuer;

(f)	Counterparty is not entering into the Relevant Transaction on the basis of, nor is the Counterparty aware of, any inside or material, non-public information concerning the Issuer and the entry into and performance by it of its obligations under the Relevant Transaction does not and will not constitute a violation by it or any of its affiliates of applicable law or regulation prohibiting "insider dealing" or "market abuse" as applicable to Counterparty;

(g)	Counterparty has complied, and will comply at any time, with all disclosure or reporting requirements, if any, that may be relevant to the Relevant Transaction in accordance with applicable legal or regulatory provisions or in accordance with any stock exchange regulation, including disclosure requirements imposed under market abuse rules or legal and regulatory provisions relating to the transparency of shareholdings of listed companies, it being understood that Counterparty shall make any required reporting obligations in connection with the indirect acquisition of more than five per cent. of the issued share capital of the Issuer through this Relevant Transaction shortly after the Second Share Purchase Settlement Date;

(h)	Counterparty is duly organised and validly existing under the laws of the jurisdiction of its organisation or incorporation and is in good standing and has the power to execute, deliver and perform its obligations under the agreements described herein (and any other related documents) and has taken all necessary action to authorise such execution, delivery and performance;

(i)	GS is not acting as a fiduciary for or an adviser to it in respect of the Relevant Transaction;

(j)	Neither Counterparty nor its Subsidiaries (and in each case, its directors and officers) are directors of or persons exercising managerial responsibility over (or in each case, a person closely associated with any of them) the Issuer, except that the chairman of the Counterparty, Mr. Fainé, is a non-executive vice chairman on the board of directors of the Issuer and a vice-chairman of the executive committee of the board of directors to the Issuer;

(k)	Counterparty’s acquisition of the Shares, (i) is intended by Counterparty to be "friendly", (ii) is not intended by Counterparty to form part of an unannounced acquisition of control of the Issuer or of a majority of ordinary shares in the Issuer, (iii) does not constitute a current intention to make a takeover bid by Counterparty, (iv) is not being conducted with the purpose or effect of changing or influencing control of the Issuer, and (v) is the only acquisition of ordinary shares in the Issuer currently taking place on behalf of Counterparty, other than those that have been publicly disclosed by Counterparty as of the Trade Date, or where public disclosure is not required, have been disclosed directly to GS, or that are being acquired from GS or otherwise with the consent of GS;

(l)	Counterparty represents to GS that it is a non-financial counterparty that does not meet the conditions set out in the second subparagraph of Article 10(1) of Regulation (EU) No 648/2012 (as amended and/or supplemented, including, for the avoidance of doubt, by Regulation (EU) 2019/834 of the European Parliament and of the Council of 20 May 2019);

(m)	the entry into the Transaction and performance of any obligation under the Transaction will not violate or conflict with any corporate policy or other rules or regulations of the Issuer applicable to Counterparty, including, but not limited to, Issuer’s window, blackout or other similar period policy in each case, to the extent applicable to Counterparty; and

(n)	Counterparty will publicly disclose the Second Sale and Purchase no later than 30 minutes prior to the scheduled opening time of the Exchange on the first Exchange Business Day after the First Amendment Date.

Additional GS Representations:

For the purposes of Section 3 of the Agreement, GS represents and warrants to Counterparty on the Trade Date that:

(a)	in respect of the Transaction, it has implemented reasonable policies and procedures, taking into consideration the nature of its business, to ensure that individuals making investment decisions would not violate the laws prohibiting trading on the basis of material non-public information; and

(b)	it is duly organised and validly existing under the laws of the jurisdiction of its organisation or incorporation and is in good standing and has the power to execute, deliver and perform its obligations under the agreements described herein (and any other related documents) and has taken all necessary action to authorise such execution, delivery and performance.

Credit Support Documents:

In relation to the Agreement: “Credit Support Document” means, in relation to the Counterparty, the Share Pledge Agreement, the Account Pledge Agreement and the Account Agreement.

Counterparty Covenants:

An Event of Default under Section 5(a)(ii) of the Agreement with respect to the Counterparty as the Defaulting Party shall be deemed to have occurred as soon as the Counterparty (or any of its Subsidiaries), breaches any of the covenants set out below, without regard to any remedy or grace period set out in Section 5(a)(ii) of the Agreement.

Counterparty covenants that:

(a)	other than as agreed between the parties or, in respect of up to 657,739 Shares, following receipt of any required regulatory approvals, Counterparty will not and will procure that none of its Subsidiaries purchase or sell (in each case, whether directly or indirectly) Shares during the period commencing on the Trade Date and ending on (and including) the Termination Date (the "Restricted Period").

(b)	other than as agreed between the parties or, in respect of up to 657,739 Shares, following receipt of any required regulatory approvals, Counterparty will not and will procure that none of its Subsidiaries enter into any derivative transaction (being a call, put, forward or swap or any combination thereof (howsoever described)) that references the Shares (any such transaction being referred to for these purposes as a "Restricted Transaction") during the Restricted Period;

(c)	Counterparty will for the term of the Transaction maintain its place of incorporation and domicile within the Kingdom of Spain; and

(d)	if Counterparty disclosed to a bank or financial institution (other than GS) its intention to enter into a transaction having terms or structure similar to this Transaction, Counterparty has obtained from that bank or financial institution an undertaking to the effect that it will keep confidential its knowledge of Counterparty’s intentions with regard to such transaction and the commercial terms and structure of such transaction and that it will not use any such knowledge for its own benefit or for the benefit of any other person.

ADDITIONAL DEFINITIONS:

In this Confirmation:

“Account Agreement” shall have the meaning given to it in the Account Pledge Agreement;

"Account Pledge Agreement” means the deed (póliza) of pledge entered into on or about the Second Amendment Date between the Counterparty (as pledgor), GS (as the secured party) and CaixaBank, S.A. (as the account bank) creating a security interest in favour of GS in respect of the Cash (as defined in the Account Pledge Agreement);

“ADRs” means American depositary receipts in respect of the Shares;

"Share Pledge Agreement” means the deed (póliza) of pledge entered into on or about the Second Amendment Date between the Counterparty (as pledgor), GS (as the secured party) and CaixaBank, S.A. (as custodian) creating a security interest in favour of GS in respect of the Pledged Shares (as defined in the Share Pledge Agreement);

“Subsidiary” means, in relation to an entity (the “first person”), any entity directly controlled by that first person where control is determined by: (i) holding the majority of the Voting Rights; (ii) having the power to appoint or dismiss the majority of the members of the governing body; (iii) being able to dispose, by virtue of agreements entered into with third parties, of the majority of the Voting Rights; and (iv) having employed its votes to appoint the majority of the members of the governing body who hold office at the moment when the consolidated accounts must be drawn up and during the two business years immediately preceding. Additionally, the Voting Rights of the controlling company shall be added to those it holds through other dependent companies, or through persons acting in its own name, but on account of the controlling company, or other dependent ones, or those with which it has made arrangements through any other person; and

“Voting Rights” means the right generally to vote at a general meeting of shareholders of the relevant entity (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

Unless otherwise indicated we have acted as principal in respect of the Transaction. The time of execution of the Transaction is available on request.

Counterparty hereby agrees (a) to check this Confirmation (Reference No. to be separately provided) carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing (in the exact form provided by GS) correctly sets forth the terms of the agreement between GS and Counterparty in respect of the Transaction, by manually signing this Confirmation or this page thereof as evidence of agreement to such terms and providing any other information requested herein and immediately returning an executed copy to GS.

Yours faithfully, GOLDMAN SACHS INTERNATIONAL By: /s/ David Sprake Name: David Sprake Title: Managing Director	Agreed and Accepted by Criteria Caixa, S.A.U. By: /s/ Ángel Simón Grimaldos Name: Ángel Simón Grimaldos Title: CEO

Annex 1 – Transaction Schedule

Annex 2 – Form of Transaction Supplement

Annex 3 – Deliverables